UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF 2.86 TRILLION FOR 2016 WHICH REPRESENTS AN INCREASE OF 14% COMPARED TO 2015 AND 1.13 TRILLION FOR THE FOURTH QUARTER OF 2016, WHICH REPRESENTS AN INCREASE OF 87% COMPARED TO THE PREVIOUS QUARTER.

•	Net interest income was 9.69 trillion and grew 34.1% for 2016. This strong growth is explained by an expansion of the net interest margin and by higher volumes in peso-denominated loans. Net interest income grew 28.1% for the quarter when compared to 4Q15.

•	The net interest margin was 6.0% for the year. The margin increased 90 basis points in the last year.

•	Net fees were 2.31 trillion and increased by 16.4% for 2016. This solid growth was mainly driven by an increase in fees related to banking services, credit and debit cards, and distribution of insurance products through the bank’s network. Net fees increased by 16.9% for the quarter when compared to 4Q15.

•	Net income before taxes was 3.96 trillion and grew 22.6% for 2016. This growth shows the good performance of the business and tighter cost control. Net income before taxes grew 4.7% in 4Q16 when compared to 4Q15.

•	Efficiency was 51.0% for 2016. Higher net interest income as well as a tighter control on the growth of expenses led to an improvement in efficiency for the year. Efficiency was 54.1% for the quarter.

•	Tier 1 was 9.02% for 2016. The capital adequacy ratio was 13.26%. The current levels of capital respond to a suitable capital structure for the performance of the business.

•	ROE was 14.5% for 2016. Higher than the one reported in 2015 of 13.62%, which shows the good results of the business combined with the tighter cost control during the year. The ROE for the quarter was 22.1%.

February 21, 2017. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the fourth quarter of 20161. For the quarter ended on December 31, 2016 (“4Q16”), Bancolombia reported consolidated net income of COP 1.13 trillion, or COP 1,175.87 per share - USD 1.57 per ADR. This net income represents 87.3% increase compared to the quarter ended on September 30, 2016 (“3Q16”) and an increase of 72.3% compared to the quarter ended on December 31, 2015 (“4Q15”).

All data, results, and analyses shown in this report, treat Tuya S.A. as a discontinued operation. For this reason, Bancolombia does not consolidate this operation in its financial statements and makes reference to it through a separate line on its Balance Sheet and Income Statement.

1. This report corresponds to the interim unaudited consolidated financial statements of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. These financial statements have been prepared in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The statements of income for the quarter ended December 31, 2016 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov. CAUTIONARY NOTE REGARDING CHANGES IN THE BANK’S ACCOUNTING POLICIES: Beginning on January 1, 2015, the financial statements of BANCOLOMBIA are being prepared under IFRS. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, January 1, 2017 $3,000.71 = US$ 1

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BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q15	3Q16	4Q16	4Q16/3Q16	4Q16/4Q15
ASSETS
Net Loans	140,371,884	142,554,723	145,125,575	1.80%	3.39%
Investments	14,277,824	13,123,822	13,060,653	-0.48%	-8.52%
Other assets	38,323,159	35,467,695	38,074,816	7.35%	-0.65%
Total assets	192,972,867	191,146,240	196,261,044	2.68%	1.70%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	122,202,090	118,676,308	124,965,867	5.30%	2.26%
Other liabilities	50,362,858	51,440,546	48,818,197	-5.10%	-3.07%
Total liabilities	172,564,948	170,116,854	173,784,064	2.16%	0.71%
Non-controlling interest	1,128,470	1,134,566	1,209,397	6.60%	7.17%
Shareholders' equity	19,279,449	19,894,820	21,267,583	6.90%	10.31%
Total liabilities and shareholders' equity	192,972,867	191,146,240	196,261,044	2.68%	1.70%

Interest income	3,088,030	4,093,446	4,094,749	0.03%	32.60%
Interest expense	(1,165,072)	(1,592,914)	(1,631,492)	2.42%	40.03%
Net interest income	1,922,958	2,500,532	2,463,257	-1.49%	28.10%
Net provisions	(463,810)	(791,399)	(771,510)	-2.51%	66.34%
Fees and income from service, net	505,699	590,871	590,991	0.02%	16.87%
Other operating income	377,671	311,190	473,105	52.03%	25.27%
Total Dividends received and equity method	96,388	62,854	16,165	-74.28%	-83.23%
Total operating expense	(1,622,285)	(1,647,567)	(1,916,395)	16.32%	18.13%
Profit before tax	816,621	1,026,481	855,613	-16.65%	4.77%
Income tax	(98,904)	(388,950)	125,866	-132.36%	-227.26%
Net income before non-controlling interest	717,717	637,531	981,479	53.95%	36.75%
Non-controlling interest	(45,752)	(26,349)	(6,304)	-76.07%	-86.22%
Net income before Descontinued Operations	671,965	611,182	975,175	59.56%	45.12%
Discontinued Operations Net Income	(15,613)	(7,258)	155,804	-2246.65%	-1097.91%
Net income	656,352	603,924	1,130,979	87.27%	72.31%

		Quarter		As of
PRINCIPAL RATIOS	4Q 15	3Q 16	4Q 16	4Q15	4Q16
PROFITABILITY
Net interest margin (1) from continuing operations	5.11%	6.18%	5.98%	5.25%	5.96%
Return on average total assets (2) from continuing operations	1.51%	1.29%	2.34%	1.53%	1.49%
Return on average shareholders´ equity (3)	13.83%	12.43%	22.06%	13.62%	14.52%
EFFICIENCY
Operating expenses to net operating income	56.03%	47.54%	54.08%	54.57%	51.02%
Operating expenses to average total assets	3.65%	3.48%	3.97%	3.62%	3.64%
Operating expenses to productive assets	4.32%	4.07%	4.65%	4.28%	4.29%
CAPITAL ADEQUACY
Shareholders' equity to total assets	9.96%	10.41%	10.84%	9.96%	10.84%
Technical capital to risk weighted assets	12.46%	13.47%	13.26%	12.46%	13.26%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	0.89	0.88	1.57	3.30	3.97
Net income per share $COP from continuing operations	698.63	635.44	1,175.87	2,595.45	2,979.05
P/BV ADS (4)	1.05	1.36	1.24	1.05	1.24
P/BV Local (5) (6)	1.05	1.26	1.14	1.05	1.14
P/E (7) from continuing operations	7.52	10.64	5.59	8.10	8.83
ADR price	26.75	39.04	36.68	26.75	36.68
Common share price (8)	20,980	26,100	25,220	20,980	25,220
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,149.47	2,880.08	3,000.71	3,149.47	3,000.71

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

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1.	BALANCE SHEET

1.1.	Assets

As of December 31, 2016, Bancolombia’s assets totaled COP 196,261 billion, which represents an increase of 2.7% compared to 3Q16 and of 1.7% compared to 4Q15.

During the quarter, the COP depreciated 4.2% versus the USD and appreciated 4.7% over the past 12 months. The increase in total assets is largely explained by the growth in cash and an increase in the position of investment and Interbank Deposits.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3000.71 COP)	4Q16	4Q16/3Q16	4Q16	4Q16/3Q16	4Q16	4Q16/3Q16	4Q16	4Q16/3Q16
Commercial loans	68,267,153	1.89%	39,083,051	1.38%	13,024,601	-2.69%	107,350,204	1.70%
Consumer loans	15,312,697	7.99%	8,867,014	5.60%	2,954,972	1.36%	24,179,711	7.10%
Mortgage loans *	10,351,905	-8.13%	8,801,804	6.31%	2,933,241	2.04%	19,153,710	-2.01%
Small business loans	674,290	-1.45%	389,657	8.57%	129,855	4.20%	1,063,947	2.00%
Interests paid in advance	(86)	-99.60%	-	-	-	-	(86)	-99.60%
Gross loans	94,605,959	1.58%	57,141,527	2.80%	19,042,669	-1.33%	151,747,486	2.04%

* A portion of mortgage loans was reclassified into Commercial loans because of the merger between Leasing Bancolombia S.A. and Bancolombia S.A.

The quarter 4Q16 shows an increase in gross loans of 2.0%. Consumer loans grew the fastest for the quarter. In addition, in comparison with a year ago, total gross loans grew 4.2%.

Gross loans denominated in currencies different from COP product of our operation in El Salvador, Panama and Guatemala decreased 1.33% and accounted for 37.7% at the end of 4Q16.

Total reserves (allowances in the balance sheet) for loan losses increased by 7.8% during 4Q16 and totaled COP 6,622 billion, equivalent to 4.4% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO
(COP million)	4Q15	3Q16	4Q16	4Q16/3Q16	4Q16/4Q15	% of total loans
Commercial	104,359,215	105,552,675	107,350,204	1.70%	2.87%	70.7%
Consumer	21,391,494	22,576,659	24,179,711	7.10%	13.03%	15.9%
Mortgage	18,981,641	19,548,639	19,153,710	-2.02%	0.91%	12.6%
Microcredit	889,157	1,043,099	1,063,947	2.00%	19.66%	0.7%
Interests received in advance	(868)	(21,560)	(86)	-99.60%	-90.09%	0.0%
Total loan portfolio	145,620,639	148,699,512	151,747,486	2.05%	4.21%	100.0%
Allowance for loan losses	(5,248,755)	(6,144,789)	(6,621,911)	7.76%	26.16%
Total loans, net	140,371,884	142,554,723	145,125,575	1.80%	3.39%

1.3.	Investment Portfolio

As of December 31, 2016, Bancolombia’s net investment portfolio totaled COP 13,060 billion, decreasing 0.5% compared to the figure reported in 3Q16 and 8.5% compared to 4Q15. The investment portfolio consists primarily of debt securities, which represent 65.4% of Bancolombia’s total investments and 4.4% of assets at the end of 4Q16.

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At the end of 4Q16, the debt securities portfolio had a duration of 17.3 months and a yield to maturity of 6.51%.

1.4.	Goodwill and intangibles

As of 4Q16, Bancolombia’s goodwill and intangibles totaled COP 6,694 billion, increasing 3.9% compared to 3Q16. This variation is explained by the depreciation of the COP against the USD during the quarter.

1.5.	Funding

As of December 31, 2016, Bancolombia’s liabilities totaled COP 173,784 billion, increasing 2.2% with respect to 3Q16 and 0.7% compared to 4Q15.

Deposits by customers totaled COP 124,624 billion (or 71.7% of liabilities) at the end of 4Q16, increasing 5.5% during the quarter and 2.3% over the last 12 months. The net loans to deposits ratio (including borrowings from domestic development banks) was 111% at the end of 4Q16, which marks a decrease in comparison to the 115% reported in 3Q16.

Bancolombia’s funding strategy during the last months has been to extend the average life of time deposits and promote saving accounts in the consumer segment in order to keep the funding cost at a minimum. The objective is to build and maintain ample liquidity and increase the sensitivity of the balance sheet to changes in the interest rates, which has been reflected in the stability of the loans net interest margin. This strategy, added to the Central Bank’s rate hikes, increased the cost of deposits during the year.

Funding mix	4Q15		3Q16		4Q16
COP Million
Checking accounts	23,646,578	15%	19,931,491	13%	21,443,002	13%
Saving accounts	47,813,680	29%	44,887,650	29%	48,693,702	30%
Time deposits	48,713,789	30%	48,178,387	31%	52,673,385	32%
Other deposits	2,860,437	2%	3,053,935	2%	3,737,932	2%
Long term debt	19,435,865	12%	17,732,263	12%	18,704,809	11%
Loans with banks	20,121,246	12%	20,220,384	13%	19,247,699	12%
Total Funds	162,591,595	100%	154,004,110	100%	164,500,529	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 4Q16 was COP 21,268 billion, increasing 6.9% or COP 1,373 billion, with respect to the COP 19,895 billion reported at the end of 3Q16.

Bancolombia’s capital adequacy ratio was 13.26% in 4Q16. This figure highlights the company’s solid capital position.

Bancolombia’s capital adequacy ratio was 426 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 9.02%, 452 basis points above the regulatory minimum of 4.5%. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 7.54% at the end of 4Q16.

In the last months, Bancolombia has generated capital organically due to the appropriation of earnings and to the best allocation of capital in different products, at the same time Bancolombia has reduced the VaR consumption in several segments.

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TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	4Q15%		3Q16%		4Q16%
Basic capital (Tier I)	12,552,622	7.51%	15,007,177	9.05%	15,042,396	9.02%
Additional capital (Tier II)	8,268,887	4.95%	7,331,326	4.42%	7,069,448	4.24%
Technical capital (1)	20,821,509		22,338,504		22,111,844
Risk weighted assets included market risk	167,168,400		165,869,856		166,781,426
CAPITAL ADEQUACY (2)		12.46%		13.47%		13.26%

(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk-weighted assets.

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2.	INCOME STATEMENT

Net income totaled COP 1.13 trillion in 4Q16, or COP 1,175.87 per share - USD 1.57 per ADR (excluding discontinued operations). This net income represents an increase of 87.3% compared to 3Q16 and 72.3% compared to 4Q15. This increase in net income, in the quarter, is explained by a good performance in fees and income from Interest-rate derivatives, a valuation of the TUYA S.A investment and a decrease in the tax income provision. Bancolombia’s annualized ROE for 4Q16 was 22.1% and 14.5% for 2016.

2.1.	Net Interest Income

Net interest income totaled COP 2,463 billion in 4Q16, 1.5% less than that reported in 3Q16, and 28.1% higher than the figure for 4Q15. Higher volumes in peso-denominated loans and increases in loan margin drove the positive annual and quarterly performance of this line. Of this annual increase in revenue, BAM contributes 6.4% (23% of marginal variation).

During 4Q16, the investment, interest rate derivatives and repos portfolio generated COP 139 billion.

Net Interest Margin

The annualized net interest margin decreased to 6.0% in 4Q16. The annualized net interest margin for investments was -0.5%, and the annualized net interest margin of the loan portfolio was 6.5%.

The re-pricing of existing loans, the origination of new loans at higher rates and higher volumes in the peso-denominated loan portfolio were the factors that drove the net interest margin expansion of 90 basis points during the year.

Annualized Interest
Margin	4Q15	3Q16	4Q16
Loans' Interest margin	5.6%	6.4%	6.5%
Debt investments' margin	-0.5%	3.2%	-0.5%
Net interest margin	5.1%	6.2%	6.0%

The funding cost was kept under control during 4Q16 despite the increases in the reference rate of the Colombian Central Bank in the first half of the year. Savings and checking accounts represented the same proportion of the total cost of funding as the one presented last quarter, and the annualized average weighted cost of deposits was 3.58% in 4Q16, increasing 13 basis points compared to 3Q16.

Average weighted
funding cost	4Q15	3Q16	4Q16
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.63%	1.80%	2.36%
Time deposits	4.41%	6.31%	6.08%
Total deposits	2.47%	3.45%	3.58%
Long term debt	6.36%	7.56%	7.13%
Loans with banks	2.37%	2.86%	2.86%
Total funding cost	2.92%	3.88%	3.89%

2.2.	Fees and Income from Services

During 4Q16, net fees and income from services totaled COP 591 billion, which was the same when compared to 3Q16, and increasing 16.9% with respect to 4Q15. The positive performance in fees is due to higher volumes of transactions and the good performance of banking services, trust and trade products and bancassurance.

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Fees from credit and debit cards decreased 1.7% compared to 3Q16 and increased 1.5% compared to 4Q15. Fees from asset management and trust services increased 5.8% compared to 3Q16 and 15.7% compared to 4Q15. Fees from our bancassurance business increased 30.0% compared to 3Q16 and 26.0% with respect to 4Q15, thanks to the successful cross-selling initiatives led by our sales teams.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2016
(COP millions)	Nov-15	Nov-16	Growth	Market Share
Bancolombia VISA	3,555,511	4,645,212	30.65%	8.82%
Bancolombia Mastercard	4,017,227	4,614,562	14.87%	8.76%
Bancolombia American Express	3,735,152	3,582,770	-4.08%	6.80%
Total Bancolombia	11,307,890	12,842,544	13.57%	24.37%
Colombian Credit Card Market	44,125,204	52,687,967	19.41%

CREDIT CARD MARKET SHARE			%	2016
(Outstanding credit cards)	Nov-15	Nov-16	Growth	Market Share
Bancolombia VISA	592,854	677,623	14.30%	5.66%
Bancolombia Mastercard	739,876	80,534	8.85%	6.73%
Bancolombia American Express	659,952	600,523	-9.01%	5.02%
Total Bancolombia	1,992,682	2,083,486	4.56%	17.41%
Colombian Credit Card Market	10,690,977	11,964,444	11.91%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 473 billion in 4Q16, increasing by 52.0% compared to 3Q16, and by 25.3% with respect to 4Q15.

Revenues aggregated in the operating leases line totaled COP 139 billion in 4Q16, increasing by 16.6% compared to 3Q16 and 11.1% compared to those reported in 4Q15.

Additionally, an income of COP 95 billion associated to valuation of investment property (real estate) was registered during the quarter.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The capital balance for past due loans (those that are overdue for more than 30 days) totaled COP 4,835 billion at the end of 4Q16 and represented 3.3% of total gross loans, showing a slight decrease compared to 3Q16. During 4Q16, Charge-offs totaled COP 358 billion in 4Q16.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 125.9% at the end of 4Q16, increasing compared to 115.9% in 3Q16. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 82.1% at the end of 4Q16, decreasing with respect to the 88.0% reported in 3Q16.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 347 billion in 4Q16. During the quarter, the rhythm in loan deterioration was reduced due to strict criteria of origination in new loans. Provision charges (net of recoveries) totaled COP 772 billion in 4Q16. Provisions as a percentage of the average gross loans were 2.1% for 4Q16 and 1.8% for the year.

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Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances for loan losses totaled COP 6,088 billion, or 4.0% of total loans at the end of 4Q16. This proportion is equal to the one presented at the end of 3Q16.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	4Q15	3Q16	4Q16
Total 30-day past due loans	4,188,287	4,846,737	4,835,329
Allowance for loan losses (1)	4,823,393	5,618,658	6,087,510
Past due loans to total loans	2.98%	3.38%	3.31%
“C”, “D” and “E” loans as a percentage of total loans	3.95%	4.45%	5.07%
Allowances to past due loans	115.16%	115.93%	125.90%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans	87.00%	87.95%	82.08%
Allowance for loan losses as a percentage of total loans	3.43%	3.92%	4.17%

(1)	Allowances are reserves for the principal of loans.

PDL Per Category			30 days
	% Of loan Portfolio	4Q15	3Q16	4Q16
Commercial loans	70.7%	2.08%	2.28%	2.16%
Consumer loans	15.9%	4.74%	5.24%	5.23%
Microcredit	0.7%	7.59%	8.61%	10.46%
Mortgage loans	12.6%	6.03%	7.05%	6.73%
PDL TOTAL		2.98%	3.38%	3.31%

PDL Per Category			90 days
	% Of loan Portfolio	4Q15	3Q16	4Q16
Commercial loans	70.7%	1.33%	1.69%	1.69%
Consumer loans	15.9%	3.06%	3.62%	3.60%
Microcredit	0.7%	5.05%	5.75%	6.47%
Mortgage loans*	12.6%	2.81%	2.78%	2.81%
PDL TOTAL		1.79%	2.15%	2.18%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

LOANS AND FINANCIAL LEASES CLASSIFICATION	4Q15		3Q16		4Q16
(COP millions)
¨A¨ Normal	127,370,372	90.66%	128,474,109	89.56%	131,568,504	90.03%
¨B¨ Subnormal	7,585,730	5.40%	8,583,528	5.98%	7,163,549	4.90%
¨C¨ Deficient	2,366,866	1.68%	2,836,803	1.98%	3,460,961	2.37%
¨D¨ Doubtful recovery	1,684,517	1.20%	2,065,667	1.44%	2,338,717	1.60%
¨E¨ Unrecoverable	1,492,441	1.07%	1,486,034	1.04%	1,616,607	1.10%
Total	140,499,927	100.00%	143,446,141	100.00%	146,148,339	100.00%
Loans and financial leases classified as C, D and E
as a percentage of total loans and financial leases	3.95%		4.45%		5.07%

2.5.	Operating Expenses

During 4Q16, operating expenses totaled COP 1,916 billion, increasing 16.3% with respect to 3Q16 and 18.1% with respect to 4Q15. Of this annual increase in personnel expenses, BAM contributes 5.6% (31% of the marginal increase). The operating expenses of 2016 increased 18.3% when compared to 2015 and of this annual increase; BAM contributes 7.4% (40% of the marginal increase). The operating expenses of 2016 were impacted by a higher average FX, which caused dollar-denominated expenses to represent more pesos when converted.

8

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 780 billion in 4Q16, increasing 20.2% compared to 3Q16 and 33.7% compared to 4Q15. Of this annual growth in personnel expenses, BAM contributes 7.0% (21% of the marginal increase). During the quarter, we had additional charges for vacation, employee benefits and bonuses.

During 4Q16, administrative expenses totaled COP 766 billion, increasing 15.6% compared to 3Q16 and 15.1% as compared to 4Q15. Of this annual growth in administrative expenses, BAM contributes 3.2% (21% of the marginal increase).

Depreciation and amortization expenses totaled COP 118 billion in 4Q16, decreasing 9.6% compared to 3Q16 and 9.3% compared to 4Q15.

As of December 31, 2016, Bancolombia had 31,598 employees (34,567 including TUYA S.A. employees), owned 1,167 branches, 5,943 ATMs, 8,212 baking agents and served more than 11 million customers.

2.6.	Taxes

The income tax was COP 1.17 billion for the year 2016, which in turn led to an effective tax rate of 30%. There was a tax reversion on the income tax of COP 126 billion in 4Q16.

This tax reversion in the provision of the income tax during the fourth quarter occurred after the income statement was finalized, meaning there was certainty about the payable taxes based on the income generated during the fiscal period. Usually, this adjustment occurs at the end of each year.

Additionally, there was a reversion for the compensation of fiscal credits. Also, the tax reform approved in December 2016, had an impact on deferred taxes due to the fact that statutory tax rates were lower than those previously estimated.

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3.	RECENT DEVELOPMENTS

•	October 21, 2016, Bancolombia announced that, the sale agreement announced on a press release on July 1st, 2015, pursuant to which Bancolombia, transferred to Almacenes Éxito S.A 50% of the shares of Compañia de Financiamiento Tuya S.A (“Tuya”), entered into effect. The total purchase price of the transaction was COP 79 billion. As a result of this transaction, Tuya will be controlled jointly by Éxito and Bancolombia.

The valuation of the joint venture generated a revenue net of taxes of COP 161 billion. This net income is shown under “Discontinued Operations Net Income”.

•	Bancolombia announced the completion of an offering of ordinary bonds in an aggregate principal amount of COP 350 billion, with a term of 7 years and a rate of IBR + 2.20% monthly (30/360).

The bonds are referred to as Green Bonds because the proceeds from the offering will be used to finance sustainability projects to combat the climate changes, associated with renewable energies and sustainable constructions. The International Finance Corporation IFC, member of the World Bank Group, acquired all the bonds of the offering.

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4.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 11 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838 / (574) 4043917.

E-mail: IR@bancolombia.com.co

Contacts: Alejandro Mejia (IR Manager) / Camilo Arbelaez (Analyst) / Juliana Álvarez (Analyst)

Website: http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

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BALANCE SHEET				Growth
(COP million)	Dec-15	Sep-16	Dec-16	dec-16 / sep-16	dec-16 / dec-15	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	14,295,163	13,087,952	16,216,907	23.91%	13.44%	8.26%
Interbank borrowings	999,220	2,212,050	1,606,506	-27.37%	60.78%	0.82%
Reverse repurchase agreements and other similar secured lend	3,303,231	914,849	2,636,832	188.23%	-20.17%	1.34%
Investments	14,277,824	13,123,822	13,060,653	-0.48%	-8.52%	6.65%
Derivative financial instruments - Assets	2,382,168	1,933,884	1,677,970	-13.23%	-29.56%	0.85%
Loans and advances to customers	145,620,639	148,699,512	151,747,486	2.05%	4.21%	77.32%
Allowance for loan and lease losses	(5,248,755)	(6,144,789)	(6,621,911)	7.76%	26.16%	-3.37%
Investment in associates and joint ventures	546,549	548,942	1,298,246	136.50%	137.54%	0.66%
Goodwill and Intangible assets	7,092,255	6,440,741	6,694,037	3.93%	-5.61%	3.41%
Premises and equipment	3,052,266	3,225,383	3,115,697	-3.40%	2.08%	1.59%
Investment property	1,505,046	1,560,880	1,581,689	1.33%	5.09%	0.81%
Prepayments	292,416	299,532	310,759	3.75%	6.27%	0.16%
Tax receivables	899,485	1,002,199	581,153	-42.01%	-35.39%	0.30%
Deferred tax	170,482	633,097	222,862	-64.80%	30.72%	0.11%
Assets held for sale	1,950,808	2,365,713	273,187	-88.45%	-86.00%	0.14%
Other assets	1,834,070	1,242,473	1,858,971	49.62%	1.36%	0.95%
Total assets	192,972,867	191,146,240	196,261,044	2.68%	1.70%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	121,802,028	118,173,035	124,624,011	5.46%	2.32%	63.50%	71.71%
Interbank Deposits	400,062	503,273	341,856	-32.07%	-14.55%	0.17%	0.20%
Derivative financial instrument - Liabilities	1,930,609	1,569,061	1,312,450	-16.35%	-32.02%	0.67%	0.76%
Borrowings from other financial institutions	19,721,184	19,717,111	18,905,843	-4.11%	-4.13%	9.63%	10.88%
Debt securities in issue	19,435,865	17,732,263	18,704,809	5.48%	-3.76%	9.53%	10.76%
Preferred shares	580,959	566,992	581,972	2.64%	0.17%	0.30%	0.33%
Repurchase agreements and other similar secured borrowing	1,232,456	1,878,382	1,924,010	2.43%	56.11%	0.98%	1.11%
Tax liabilities	193,949	984,342	124,802	-87.32%	-35.65%	0.06%	0.07%
Deferred tax liabilities	834,392	1,554,015	1,325,354	-14.71%	58.84%	0.68%	0.76%
Employee pension plan	546,422	133,042	650,802	389.17%	19.10%	0.33%	0.37%
Liabilities relating to assets held for sale	1,605,133	1,989,799	-	-100.00%	-100.00%	0.00%	0.00%
Other liabilities	4,281,889	5,315,539	5,288,155	-0.52%	23.50%	2.69%	3.04%
Total liabilities	172,564,948	170,116,854	173,784,064	2.16%	0.71%	88.55%	100.00%
SHAREHOLDERS' EQUITY
Capital	480,914	480,914	480,914	0.00%	0.00%	0.25%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.47%
Appropriate reserves	5,877,379	7,144,904	7,472,409	4.58%	27.14%	3.81%
Retained earnings	5,850,588	5,520,896	6,380,657	15.57%	0.090601	3.25%
Cumulative other comprehensive income	2,213,114	1,890,652	2,076,149	9.81%	-6.19%	1.06%
Stockholders’ equity attributable the owners of the parent company	19,279,449	19,894,820	21,267,583	6.90%	10.31%	10.84%
Non-controlling interest	1,128,470	1,134,566	1,209,397	6.60%	7.17%	0.62%
Total liabilities and stockholders' equity	192,972,867	191,146,240	196,261,044	2.68%	1.70%	100.00%

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INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec-15	Dec-16	dec-16 / dec-15	4Q 15	3Q 16	4Q 16	4Q 16 / 3Q 16	4Q 16 / 4Q 15
Interest income and expenses
Interest on loans
Commercial	5,487,993	7,952,627	44.91%	1,524,846	2,072,964	2,130,624	2.78%	39.73%
Consumer	2,333,173	3,069,124	31.54%	619,699	812,667	856,279	5.37%	38.18%
Small business loans	188,438	236,979	25.76%	50,489	59,712	64,765	8.46%	28.28%
Mortgage	1,396,002	1,767,761	26.63%	398,620	418,798	365,283	-12.78%	-8.36%
Leasing	1,547,634	1,993,851	28.83%	414,122	522,558	534,417	2.27%	29.05%
Total Interest on loans	10,953,240	15,020,342	37.13%	3,007,776	3,886,699	3,951,368	1.66%	31.37%
Overnight and market funds	14,564	20,968	43.97%	4,930	5,279	4,027	-23.72%	-18.32%
Investment
Debt investments, net	71,091	163,311	129.72%	22,475	30,236	46,076	52.39%	105.01%
Net gains from investment activities at fair value through income statement
Debt investments	294,979	579,403	96.42%	72,108	182,155	58,448	-67.91%	-18.94%
Derivatives	31,835	(4,750)	-114.92%	(17,720)	(2,976)	48,987	1746.07%	376.45%
Repos	(50,081)	(7,636)	-84.75%	15,695	(5,188)	6,428	223.90%	-59.04%
Other	(45,984)	(22,833)	-50.35%	(17,234)	(2,759)	(20,585)	646.10%	19.44%
Total Net gains from investment activities at fair value through profit and loss	230,749	544,184	135.83%	52,849	171,232	93,278	-45.53%	76.50%
Total interest on investment securities	301,840	707,495	134.39%	75,324	201,468	139,354	-30.83%	85.01%
Total interest income	11,269,644	15,748,805	39.75%	3,088,030	4,093,446	4,094,749	0.03%	32.60%
Interest expense
Borrowing costs	(454,326)	(723,385)	59.22%	(132,585)	(194,319)	(180,307)	-7.21%	35.99%
Overnight funds	(6,836)	(6,345)	-7.18%	(839)	(2,337)	(1,186)	-49.25%	41.36%
Debt securities in issue	(1,057,748)	(1,335,192)	26.23%	(299,541)	(338,786)	(324,900)	-4.10%	8.47%
Deposits	(2,415,187)	(3,878,528)	60.59%	(711,376)	(1,036,291)	(1,087,747)	4.97%	52.91%
Preferred Shares Dividends	(58,714)	(58,714)	0.00%	(14,980)	(14,578)	(14,980)	2.76%	0.00%
Other interest (expense)	(45,130)	(50,936)	12.87%	(5,751)	(6,603)	(22,372)	238.82%	289.01%
Total interest expense	(4,037,941)	(6,053,100)	49.91%	(1,165,072)	(1,592,914)	(1,631,492)	2.42%	40.03%
Net interest income	7,231,703	9,695,705	34.07%	1,922,958	2,500,532	2,463,257	-1.49%	28.10%
Loan loss provisions	(1,884,857)	(2,930,239)	55.46%	(578,058)	(849,654)	(801,047)	-5.72%	38.58%
Recovery of charged-off loans	217,177	286,529	31.93%	58,432	111,191	37,530	-66.25%	-35.77%
Other assets impairment	(7,421)	(87,442)	1078.30%	55,816	(52,936)	(7,993)	-84.90%	-114.32%
Total net provisions	(1,675,101)	(2,731,152)	63.04%	(463,810)	(791,399)	(771,510)	-2.51%	66.34%
Net interest income after provision, net	5,556,602	6,964,553	25.34%	1,459,148	1,709,133	1,691,747	-1.02%	15.94%
Fees and other service income
Banking services	630,616	816,839	29.53%	175,235	203,029	222,915	9.79%	27.21%
Credit and debit card fees	1,015,253	1,092,919	7.65%	269,275	278,299	273,454	-1.74%	1.55%
Brokerage	23,453	23,431	-0.09%	5,201	5,445	5,351	-1.73%	2.88%
Acceptances, Guarantees and Standby letters of credits	44,539	55,724	25.11%	11,087	13,443	17,103	27.23%	54.26%
Trust	265,215	294,499	11.04%	67,293	73,610	77,885	5.81%	15.74%
Bancassurance	260,224	336,692	29.39%	77,889	75,577	98,048	29.73%	25.88%
Payments and Collections	203,772	229,940	12.84%	55,803	57,036	64,189	12.54%	15.03%
Other	347,485	435,191	25.24%	88,113	119,068	110,780	-6.96%	25.72%
Total Fees and other service income	2,790,557	3,285,235	17.73%	749,896	825,507	869,725	5.36%	15.98%
Fees and other service expenses
Banking services	(298,415)	(354,640)	18.84%	(82,509)	(86,123)	(94,776)	10.05%	14.87%
Other	(499,098)	(611,631)	22.55%	(161,688)	(148,513)	(183,958)	23.87%	13.77%
Total Fees and other service expenses	(797,513)	(966,271)	21.16%	(244,197)	(234,636)	(278,734)	18.79%	14.14%
Total fees and income from services, net	1,993,044	2,318,964	16.35%	505,699	590,871	590,991	0.02%	16.87%
Other operating income
Derivatives FX contracts	527,137	164,172	-68.86%	337,615	(32,235)	150,291	566.24%	-55.48%
Net foreign exchange	(157,933)	132,292	183.76%	(250,209)	85,011	(86,210)	-201.41%	-65.54%
Hedging	(20,509)	(5,985)	-70.82%	(831)	2,095	10,121	383.10%	1317.93%
Operating leases	448,754	493,486	9.97%	125,170	119,324	139,108	16.58%	11.14%
Gains (or losses) on sale of assets	8,408	60,282	616.96%	5,134	11,714	23,961	104.55%	366.71%
Other reversals	2,534	4,178	64.88%	251	876	2,631	200.34%	948.21%
Other income	564,311	638,698	13.18%	160,541	124,405	233,203	87.45%	45.26%
Total other operating income	1,372,702	1,487,123	8.34%	377,671	311,190	473,105	52.03%	25.27%
Dividends received and equity method
Dividends	23,833	39,785	66.93%	3,116	6,456	11,043	71.05%	254.40%
Equity investments	95,595	77,799	-18.62%	44,208	28,687	(2,903)	-110.12%	-106.57%
Equity method	122,477	60,254	-50.80%	65,192	28,857	8,025	-72.19%	-87.69%
Gains (Losses) on sale of Discontinued Operations	(30,331)	(1,146)	-96.22%	(16,128)	(1,146)	-	-100.00%	-100.00%
Total Dividends received and equity method	211,574	176,692	-16.49%	96,388	62,854	16,165	-74.28%	-83.23%
Total income	9,133,922	10,947,332	19.85%	2,438,906	2,674,048	2,772,008	3.66%	13.66%

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INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec-15	Dec-16	dec-16 / dec-15	4Q 15	3Q 16	4Q 16	4Q 16 / 3Q 16	4Q 16 / 4Q 15
Operating expenses
Salaries and employee benefits	(1,933,660)	(2,356,512)	21.87%	(502,897)	(559,567)	(604,601)	8.05%	20.22%
Bonuses	(321,731)	(452,419)	40.62%	(80,281)	(89,293)	(175,391)	96.42%	118.47%
Administration and general expenses	(2,237,598)	(2,651,334)	18.49%	(665,720)	(662,856)	(766,371)	15.62%	15.12%
Contributions and other tax burden	(515,424)	(596,474)	15.72%	(164,613)	(139,204)	(177,032)	27.17%	7.54%
Provision, depreciation and amortization	(477,285)	(517,809)	8.49%	(129,537)	(130,012)	(117,526)	-9.60%	-9.27%
Other expenses	(252,626)	(259,792)	2.84%	(79,237)	(66,635)	(75,474)	13.26%	-4.75%
Equity Tax	(159,963)	(144,710)	-9.54%	-	-	-	0.00%	0.00%
Total operating expenses	(5,898,287)	(6,979,050)	18.32%	(1,622,285)	(1,647,567)	(1,916,395)	16.32%	18.13%
Profit before tax	3,235,635	3,968,282	22.64%	816,621	1,026,481	855,613	-16.65%	4.77%
Income tax	(649,250)	(1,176,832)	81.26%	(98,904)	(388,950)	125,866	132.36%	227.26%
Net income before non-controlling interest	2,586,385	2,791,450	7.93%	717,717	637,531	981,479	53.95%	36.75%
Non-controlling interest	(90,008)	(89,619)	-0.43%	(45,752)	(26,349)	(6,304)	-76.07%	-86.22%
Net income before Discontinued Operations	2,496,377	2,701,831	8.23%	671,965	611,182	975,175	59.56%	45.12%
Discontinued Operations Net Income	22,513	163,497	626.23%	(15,613)	(7,258)	155,804	2246.65%	1097.91%
Net income	2,518,890	2,865,328	13.75%	656,352	603,924	1,130,979	87.27%	72.31%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: February 21, 2017	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance